Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vringo, Inc. (a Development Stage Company)

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 31, 2011 contains an explanatory paragraph that states that Vringo, Inc. has suffered recurring losses from operations and has a deficit in stockholders’ equity that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

A member firm of KPMG International

Jerusalem, Israel
December 22, 2011